UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re: Morgan Creek Energy Corporation
Form SB-2, Amendment 4 filed November 25, 2005
File No. 333-123989

Dear Mr. Humphreys:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 22

1. We have reviewed your response to comment number nine of our letter dated November 17, 2005. Please be advised that, even though you are discontinuing the contract, it is necessary to fully disclose the material terms of the contract with American News Publishing and all required information related the contract, including, but not necessarily limited to, Mr. Square's relationship to both parties.

Description of Business, page 26

2. Clarify whether or not you are discontinuing all, or only a part, of the previously anticipated American News Publishing, Inc. services. If only a portion, identify which parts you are

keeping and which you are discontinuing. We reissue comment number six of our prior letter dated November 17, 2005 with regard to any part which are keeping.

3. Please provide greater detail, and update the disclosure regarding your efforts to seek refund of the unexpended portions of the $200,000 you have paid to American News Publishing, Inc.

4. At the top of page 30 you have stated: "Detail of amounts paid to third party contactors listed above are as follows: ... ." However you have included the details of only the $50,000 paid to International Market Trend. Please provide the information for each of the referenced third party contractors, including, but not limited to, American News Publishing, Inc.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

For

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: William O'Neal, Esq.
By facsimile (480) 816-9241